Exhibit 99.1

December 22, 2015

Securities and Exchange Commission
100 F. Street
Washington, DC 20549 - 7561

Re: Nymox Pharmaceutical Corporation

We have read the statements that we understand Nymox Pharmaceutical Corporation will be include on its Form 6-K report dated December 22, 2105 and agree with such statements in so far as they apply to our firm.

We have no basis to agree or disagree with any other statement made in such report.

Sincerely,

Cutler & Co., LLC

Wheat Ridge, Colorado